UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

EXHIBIT INDEX

99.1	Amended and Restated Bylaws of StealthGas Inc.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into (1) the Registration Statement on Form S-8 (Reg. No. 333-144240) of StealthGas Inc. filed with the Securities and Exchange Commission on June 29, 2007 and the reoffer prospectus, dated June 29, 2007, contained therein, (2) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) and (3) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-189971), and in each case deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2014

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer